Mail Stop 3628

June 30, 2006

By Facsimile (212.225.3999) and U.S. Mail

Stephen H. Shalen, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Re:  	ON Semiconductor Corporation
	Schedule TO-I
      Filed on June 20, 2006
	File No. 005-60483

Dear Mr. Shalen:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

1. We refer you to your statement on page 2 that as of the time of the filing of the Schedule TO, "the Offerors have not commenced the Offer." However, it appears from the offer document that the Offer commenced on the date of filing. Please advise.

Offer to Exchange

Forward-Looking Statements, page 5

2. Please note that the safe harbor protections for forward-looking statements contained in the federal securities laws cited here, as well as in your press release dated June 20, 2006, do not apply to statements made in connection with a tender offer. See, Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise and confirm that you will avoid making reference to these safe harbor protections in all future communications in connection with the tender offer.

3. Your disclaimer at the end of the penultimate paragraph on page
5 of any obligation to update forward-looking statements in the Offer materials may be inconsistent with your obligation to amend the schedule under Rule 13e-4(c)(3). Please confirm that you will comply with Rule 13e-4(c)(3) to amend the offer materials to promptly report any material changes in the information previously filed.

Incorporation of Certain Information by Reference, page 6

4. We note that you are attempting to incorporate by reference into the Offer to Exchange all filings pursuant to the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." In the event of a material change to the information presented in the offer documents, you may not rely on the forward incorporation but must promptly amend the Schedule TO in accordance with Rule 13e-
4(c)(3). Please confirm that you will do so.

The Offer-Reasons for the Offer, page 9

5. Expand the second paragraph to give an example of what the effect on reported earnings per share would be. Clarify whether the exchange will result in the company reporting higher earnings per share retroactively and prospectively.

6. Further, confirm supplementally, if true, that you will apply the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

Purpose of the Offer, page 48

7. We note your disclosure that the primary purpose of the Offer is to change the conversion settlement provisions of the old notes, in response to the adoption of EITF Issue No. 04-8. As you have noted that Issue No. 04-8 took effect in 2004, please clarify why you decided to conduct this transaction at this time and what has changed, in this regard, in the 1 1/2 years since the matter took effect.

Important Reservation of Rights Regarding the Offer, page 50

8. We note your statement in this section and elsewhere that your determinations "will be final and binding." This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

Conditions of the Offer, page 50

9. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, amend the your conditions to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined. Also, avoid the use of vague terms, such as "might" and events that "indirectly" affect the Offer.

Legal Limitation, page 51

10. We note your disclosure that you may assert a condition
"regardless of the circumstances giving rise to them." Please note that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. With this in mind, please confirm your understanding that you may not assert a condition that has resulted from any action or inaction by the bidders.

11. Refer to your disclosure relating to your failure to exercise any of the rights described in Conditions to the Offer section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Withdrawal of Tenders, page 54

12. Please expand to disclose the availability of back-end withdrawal rights provided pursuant to Rule 13e-4(f)(2)(ii).

Conversion of the Notes, page 57

13. We refer you to your disclosure on page 61. Please tell us how you plan to inform security holders of any adjustments to the conversion rate.

Material U.S. Federal Income Tax Considerations, page 83

14. Provide an analysis supporting your reference to Treasury
Department Circular 230 or delete the legend on page 44.

15. Please revise this section to remove such qualifying words as "should," "we believe" and "may be" or revise the disclosure to clarify why you are not certain of the material federal tax consequences. In this regard, we note your statement on page 83 that "it is unclear" whether the exchange of the old notes for the new notes will be treated as a significant modification of the terms of the old notes, and your uncertainty on page 84 as to whether the notes will be treated as "securities" if the exchange is deemed a significant modification. We also note the uncertainty on page 85 regarding the tax consequences of converting the new notes.

Letter of Transmittal

16. We note your request that security holders acknowledge that they have "read" the terms and conditions of the Offer. It is not appropriate to require security holders to attest to the fact that they "read" the terms of the Offer as such language may effectively operate as a waiver of liability. Please delete this language from the materials. To the extent that you have already circulated the letter of transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this letter as a waiver of liability against security holders.

Closing Comments

      As appropriate, please amend your filing promptly and provide the requested information in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company`s disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

      						Very truly yours,



         						Ade K. Heyliger
							Attorney-Advisor
							Office of Mergers & Acquisitions